Exhibit 7.1

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos with purchasing power at December 31, 2004

CONCEPT	2000	2001	2002	2003	2004
Mexican GAAP:

Income before income tax and employee profit sharing	43,996,521	46,459,533	36,255,594	37,309,338	43,134,400

Fixed charges :
Interest expense	12,056,065	8,089,092	6,612,418	6,059,381	6,378,483

Earnings under Mexican GAAP	56,052,586	54,548,625	42,868,012	43,368,719	49,512,883

Mexican GAAP:
Employee profit sharing	3,990,451	3,450,916	3,283,781	2,719,368	2,822,195

U.S. GAAP adjustments:
Total U.S. GAAP adjustments, net	(2,246,927)	(3,778,662)	(1,977,242)	(781,638)	399,327
Deferred income tax	(822,850)	(61,551)	(308,393)	(268,866)	1,838,341
Interest capitalized during the period	613,235	695,742	407,478	103,637	54,328
Depreciation of capitalized interest	(556,502)	(558,092)	(523,656)	(578,050)	(560,081)
Minority interest					15,751

U.S. GAAP adjustments without deferred income tax and capitalized interest	(1,480,810)	(3,854,761)	(1,552,671)	(38,359)	(949,012)

Earnings under U.S. GAAP	50,581,325	47,242,948	38,031,560	40,610,992	45,741,676

Fixed charges:
Interest expense under U.S. GAAP	11,442,830	7,393,350	6,204,940	5,955,744	6,357,085
Interest capitalized during the period	613,235	695,742	407,478	103,637	21,398

Fixed charges under U.S. GAAP	12,056,065	8,089,092	6,612,418	6,059,381	6,378,483

RATIO OF EARNINGS TO FIXED CHARGES:

Mexican GAAP	4.6	6.7	6.5	7.2	7.8

U.S. GAAP	4.2	5.8	5.8	6.7	7.2